[Letterhead of International Coal Group, Inc.]

November 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Donald F. Delaney
Division of Corporation Finance

Re:	International Coal Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed: February 29, 2008
File No. 001-32679

Ladies and Gentlemen:

The following sets forth the responses of International Coal Group, Inc. (“ICG” or the “Company”) to the comments included in your letter dated October 31, 2008 with respect to the above-referenced Annual Report on Form 10-K, our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and our Proxy Statement on Schedule 14A filed on April 11, 2008 (the “2008 Proxy Statement”).  For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.  Where appropriate, we have also included proposed revised disclosure in response to the Staff of the Securities and Exchange Commission’s (the “Staff”) comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Customers and Coal Contracts, page 17

Customers, page 17

1.
We note that Georgia Power Company accounted for more than 10% of your revenues in 2007 and that, customarily, you enter into long-term supply contracts with your customers.  In the future, please file all material contracts with Georgia Power Company, if any.

Although sales to Georgia Power Company accounted for more than 10% of the Company’s revenues in 2007, such sales were pursuant to multiple separate coal supply contracts, none of which contain any cross-default or interrelated provisions.  The Company has considered the Staff’s comment and reviewed Regulation S-K, Item 601 and has concluded that the Company’s operations are not substantially dependent upon any one individual coal contract with Georgia

Securities and Exchange Commission
November 25, 2008

Power Company and accordingly the Company believes that none need to be filed as a material contract.  The Company will continue to monitor its material contracts and will include any material coal supply contract(s) in future filings as applicable.

Risk Factors, page 30

2.
When discussing material risks, you should be as specific as possible.  In future filings, please tailor each risk factor to your particular situation by referencing facts or events that illustrate or describe in further detail the risks associated with your business and operations.  For example, you should expand the risk factor entitled “A decline in coal prices could reduce our revenues and the value of our coal reserves” to discuss how coal prices impacted your results for the last fiscal year.  Similarly, you should expand the risk factor “Our coal mining operations are subject to operating risk that could result in decreased coal production which could reduce our revenues” to reference the fact that “idling, closure, or cutback of production at mines in 2007” resulted in a decrease in coal sales revenues for 2007.

The Company acknowledges that material risks described in risk factors should be as specific as possible.  In response to the Staff’s comment, in future filings, ICG will tailor each risk factor to its particular situation by referencing facts or events that illustrate or describe in further detail the risks associated with its business and operations.

3.
We note that you restated your financial statements for the year ending December 31, 2006, 2005, and 2004.  Please discuss the risks associated with this restatement.  Among other things, please discuss the fact that as a result of the restatement, you could not meet the obligation to file a registration statement by October 29, 2007 and that this resulted in your payment of additional interest at a per annum rate of 0.25%.

The Company filed two restatements for the same financial statements.  Management of the Company determined that none of the errors leading to the restatement individually or in the aggregate were deemed to be material.  However, these errors were discovered as part of the process of preparing a registration statement in connection with a debt issuance by the Company.  Management believed that it would be prudent to file restated financial statements so that the financials would be accurate for incorporation by reference into the registration statement.  Because the errors were determined not to be material, the Company did not believe that there were any risks arising from the restatement.

Securities and Exchange Commission
November 25, 2008

The following is a description of the components of the restatements to provide a context for management’s determination.  The initial restatement related to incorrect reporting of the effect of the Company’s adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).  Within the transition adjustment, the Company incorrectly recorded deferred taxes of $432,000 associated with actuarial gains related to the subsidy provided for by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The Company also corrected the presentation of certain condensed consolidating financial statement schedules contained in the supplementary guarantor information to use the equity method of recording its investments in subsidiaries. The error in presentation did not impact the Company’s consolidated statements of operations, financial position or cash flows.

Subsequent to the initial restatement, the Company identified errors in certain leasehold and ownership interests in land, accrued property taxes and certain other items as of and for the years ended December 31, 2006 and 2005 and for the period from May 13, 2004 (inception) to December 31, 2004.  The errors associated with leasehold and ownership interests in land primarily related to certain properties that were expected to transfer to the Company, but ultimately remained with the Company’s predecessor at the close of the acquisition.  The error associated with accrued property taxes resulted from a methodology that improperly provided for property tax expense in advance of the period in which the legal obligation arose.  The other items arose from miscellaneous bookkeeping errors that were ancillary to the aforementioned adjustments.

As discussed in the “Liquidity and Capital Markets” section of Management’s Discussion and Analysis, the only impact of the restatements was that the Company incurred a penalty of approximately $23,000 as a result of not being able to file the registration statement by the required deadline.  The Company considers this to be a non-material amount and event.  Due to the limited nature of the items included in the restated financial statements, the amounts involved, the lack of impact on the Company’s financial position or liquidity, and that the restatement did not trigger any defaults under its debt instruments, the Company does not believe that there were any material risks associated with its restated financial statements.

Securities and Exchange Commission
November 25, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Critical Accounting Policies and Estimates, page 62

4.
Please expand your critical accounting policy disclosures in the future to discuss all significant estimates and assumptions that you evaluated corresponding to each of the critical accounting policy areas you identified.  Please disclose how you arrived at each estimate, how accurate the estimate/assumptions have been in the past, how much the estimate/assumptions have changed in the past, and whether the estimate/assumptions are reasonably likely to change in the future.  We refer you to FRR 501.14 for further guidance.

The Company has considered the Staff’s comment and reviewed FRR 501.14 and has concluded that the Company’s disclosures of its critical accounting policies should be expanded. In future filings, the Company will expand its critical accounting policy disclosures. A copy of the Company’s proposed expanded critical accounting policy disclosure is attached to this letter as Annex A.

Liquidity and Capital Resources, page 77

5.
We note that you currently expect that your total capital expenditures will be approximately $157.0 for 2008 and $192.0 million for 2009.  Please describe in some detail the nature of the expected capital expenditures.

The Company’s capital expenditures mainly relate to purchasing and upgrading equipment used in developing and mining its coal lands, as well as remaining in compliance with environmental laws and regulations.  In each of its quarterly reports, the Company provides some more detailed reporting as to the nature of these expenditures through the date of the report.  Additionally, the Company stated in its most recently filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 that “We currently expect our total capital expenditures will be approximately $179 million in 2008, primarily for investments in new equipment and development of mining operations.”

Securities and Exchange Commission
November 25, 2008

The Company generally views capital expenditures as being either for development, meaning increased production, or for sustaining existing levels of production.  The components of anticipated capital expenditures for 2008 have changed from the Company’s initial expectations due to changing conditions at its mining locations throughout the year, changes in its budget plans and changes to economic conditions.  The Company has not publicly disclosed expected use of the approximately $200 million for 2009.  In future filings, the Company will provide more detailed disclosure on categories of expenses and anticipated uses of funds for capital expenditures.  For example, the Company will provide a statement similar to the following in its Annual Report of Form 10-K for the year ended December 31, 2008: “We currently expect our total capital expenditures will be approximately $200 million in 2009, with approximately half of the anticipated capital spending for development of mining operations and the remaining half for equipment and infrastructure to sustain existing levels of production.”

Controls and Procedures, page 84

6.	We note that you identified “certain significant deficiencies in [your] internal controls.” Please discuss these deficiencies in more detail.

As noted under the heading “Evaluation of Disclosure Controls and Procedures,” the identified control deficiencies related to the Company’s period-end controls for the review of property-related balance sheet accounts, including land, equipment, advance royalties and associated accruals that, in the aggregate, were determined to constitute a material weakness.  This material weakness was remediated as of December 31, 2007.  The components of this material weakness were explained in greater detail in Item 9A under the heading “Evaluation of Disclosure Controls and Procedures” in the Company’s second amendment to the Annual Report on Form 10-K/A for the year ended December 31, 2006 as follows:

Controls over period end reviews of property-related balance sheet accounts, including land, equipment, advance royalties and associated accruals, did not operate at a level of precision necessary to detect errors that could be material to the consolidated financial statements.

In future filings, if there is any disclosure required related to material weaknesses in the Company’s internal controls, it will disclose the existence and the nature of the deficiency together.

Securities and Exchange Commission
November 25, 2008

Changes in Internal Control Over Financial Reporting, page 85

7.
We note that “[e]xcept as noted above, management did not make any changes in [y]our internal controls over financial reporting.” In future filings, please specifically state whether or not there were changes in your internal controls over financial reporting.  The clause “except as noted above” has the effect of deemphasizing the fact that there were changes.  Avoid this type of language.

In future filings, ICG will specifically state whether there were changes in its internal controls over financial reporting instead of cross-referencing to another section.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies and General, page F-8

Revenue Recognition, page F-13

8.
We note your disclosure on page 62 that states you broker coal produced by others, which is shipped directly from the third-party producer to the ultimate customer.  Please expand your disclosures to address how you account and present revenues earned and the related purchase costs from brokered coal arrangements.  In your response, please tell us how you considered the guidance of EITF 99-19 to determine if gross or net presentation is appropriate within your financial statements.

The Company has expanded disclosure of its accounting for brokered coal sales contracts in the most recently filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.  The disclosure is included in the Revenue Recognition section of Note 2 “Summary of Significant Accounting Polices and General” on Page 6 and also in the Management Discussion and Analysis section titled “Revenue Recognition” on Page 30.  The Company also plans to include the expanded disclosure in its future filings on Form 10-K.

Securities and Exchange Commission
November 25, 2008

The majority of the brokered coal sales and purchase contracts were inherited from the Company’s predecessor, but the Company has entered into additional purchase contracts when it was unable to meet its contractual obligations utilizing its own produced coal.  The sales contracts were entered into separate from the purchase contracts and not in contemplation of each other.  The coal is shipped directly from the supplier to the customer and title typically passes simultaneously from the supplier to the Company, and then from the Company to the customer upon loading.  The Company is directly responsible to the customer for the quantity and quality of the shipment, and the customer has no recourse to the supplier.

The Company accounts for the brokered coal transactions on a gross basis in accordance with EITF 99-19.  The Company concluded this was the appropriate accounting treatment as the transactions include nearly all of the indicators for gross revenue reporting as set forth in Paragraphs 7 through 14 of EITF 99-19:  the Company is the primary obligor, has general inventory risk upon customer rejection of a shipment, has latitude in establishing price, has discretion in supplier selection, is involved in the determination of product specifications, and assumes credit risk.  These transactions do not contain any of the characteristics of net revenue reporting which include the supplier being the primary obligor, the amount the Company earns being fixed, or the supplier assuming the credit risk.

Note 16 – Commitments and Contingencies, page F-29

9.
We note your disclosures regarding several significant legal matters (Sago mine accident, Allegheny Energy Supply breach of contract, and the City of Ann Arbor Employees’ Retirement System and Saratoga Advantage Trust securities’ class action matters).  We also note that, in some instances you disclose that an accrual has been made (Sago mine accident) but do not disclose the corresponding amount accrued, and in the other significant legal matters, there is no indication of whether an accrual has been made and, if so, in what amount.  Please tell us what consideration you gave to the requirements of paragraphs 9 and 10 of SFAS 5, and FIN 14, in developing your disclosure, and how you determined, if true, that such guidance did not apply to you.

The Company reviews with its General Counsel at least quarterly and before each securities filing, and with outside counsel periodically, each litigation matter to determine whether to establish an accrual and, if so, the amount of that accrual.  Counsel applies the requirements of paragraphs 9 and 10 of SFAS 5, and FIN 14, in conducting these assessments.

Securities and Exchange Commission
November 25, 2008

With respect to the particular disclosures referenced in your letter, upon the occurrence of the Sago mine accident, the Company determined that wrongful death claims arising out of the incident were reasonably likely to be asserted and that, although a finding of liability was not probable, settlement of potential litigation was probable due to the number of workers killed or injured in the accident and the surrounding publicity.  The Company determined that the probable liability was limited to the Company’s insurance deductible which it does not publicly disclose because of confidentiality and litigation concerns.  The accrual was reflected in the financial statements as a liability until it was paid out in full in connection with the settlement of one of the Sago claims.  Other related settlements are expected to be fully covered by the Company’s insurance.

No accrual was made in either of the securities class action matters because the claims in those actions alleged the events at Sago as a primary foundation for the claim of both negligent misrepresentation and fraud.  Based on the facts of the Sago accident as reflected by both Company and governmental investigations and the assessment of available defenses, the Company concluded that liability was not probable in either of the securities law cases.  The Ann Arbor matter has since been dismissed and not appealed.

No accrual has been made to date in the Allegheny Energy Supply matter because the Company believes that it has valid defenses to the claim and that liability is not probable.  In fact, the Company has recently filed a counterclaim against Allegheny Energy Supply.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Financial Statements, page 3

Note 4 – Property, Plant, Equipment and Mine Development, page 7

10.
We note you recorded an approximately $24.6 million gain relating to a substantially nonmonetary exchange of coal reserves with a third party.  Please provide us with additional details regarding this exchange, including the nature and location of the properties exchanged, the cost basis of the property you surrendered, the method you used to determine the fair value of the property you received, as well as any underlying support for the fair value determined, and the calculation of the gain you recorded.  In doing so, specifically address for us how your accounting complies with the guidance in APB 29, EITF 01-2, and other related accounting literature.

Securities and Exchange Commission
November 25, 2008

On June 23, 2008, the Company’s ICG Hazard and ICG Natural Resources subsidiaries concluded an exchange of coal reserves in Breathitt, Knott and Perry Counties, Kentucky, with a privately-held coal producer. ICG surrendered approximately 4.8 million tons of steam-quality coal reserves and 6.8 million tons of coal resources in exchange for approximately 5.8 million tons of steam coal reserves, 3.0 million tons of coal resources, and $3.0 million in cash. The Company recognized a $24.6 million pre-tax gain on this transaction. The acquired property is adjacent to other of the Company’s mining operations and, as a result, the Company expects to mine the acquired properties within the next five years, while the properties conveyed were not projected for near-term mining, primarily due to access issues.

The Company considered the guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (APB No. 29), and FASB Emerging Issue Task Force 01-2, Interpretations of APB No. 29, each as amended by FAS 153 Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29.   Paragraph 20 of APB No. 29 discusses three exceptions whereby a nonmonetary transaction should be recorded at the recorded amount of the nonmonetary assets relinquished.  The first two are not applicable as the fair value is determinable and the exchange is not facilitating sales to customers as the reserves and resources have yet to be mined and thus are not currently held for sale in the ordinary course of business.  The third exception is for transactions that lack commercial substance.  The Company concluded the transaction has commercial substance as the cash flows of the assets received differ significantly from the estimated cash flows of the assets transferred.  The Company did not have projected cash flows for the assets transferred, while the cash flows for the assets acquired are expected to be generated within the next five years.  The expected cash flow from the assets acquired includes $3,000,000 in cash received at closing and $21,152,540 on a net present value basis resulting from mining the reserves and resources.

As the transaction was deemed to have commercial substance and thus didn’t fall into any of the three exceptions requiring the nonmonetary transaction to be recorded at recorded amounts of nonmonetary assets relinquished, the Company considered the guidance in APB 29 Paragraph 18.  APB 29 Paragraph 18 provides, in general, that accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange.  The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Securities and Exchange Commission
November 25, 2008

In determining fair value, the Company referred to FAS 157, Fair Value Measurements.  As noted above in FAS 157 Paragraph 19, the valuation technique used in measuring fair value should be appropriate in the circumstances for which sufficient data is available.  Natural resources are typically valued using either the market approach or the income approach, as the cost approach requiring current replacement costs is difficult to apply.  Based on initial discussions with Marshall, Miller & Associates (MMA), who the Company engaged to prepare a valuation report on the reserves and resources acquired, it was determined that a valuation using the market approach alone would be difficult due to (i) there being no active market in trading coal reserves and resources, (ii) there being only limited recent transaction activity available for comparison and (iii) recent increases in coal prices impacting the reliability of the pricing of transactions consummated in the prior year.  According to MMA, there have only been two recent transactions, which were in May and June of 2008.  The implied valuations for these two transactions reflected widely disparate values, and as a result, the Company concluded that the income approach is the most appropriate technique based on the data available.

The next issue the Company considered was whether the fair value of the assets received was more clearly evident than the fair value of the assets surrendered.  Per FAS 157 Paragraph 5: “Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.  Paragraph 16 states “The fair value of the asset or liability represents the price that would be received to sell the asset or paid to transfer the liability (an exit price)”.  In using the income approach valuation technique, a key factor in determining the fair value on the measurement date is the timing of expected cash inflows and outflows.  For industries such as the coal mining industry, the cash inflows and outflows are dependent on the planned mining/production of the reserves or resources.  As there is no way for the Company to determine the third party’s or any other market participant’s mine plans or capacity to mine the reserves and resources transferred in the transaction, any income approach model developed by the Company would be based on mere speculation.  However, the Company does have reliable information to develop a cash flow model used in the income approach to estimate the fair value of the assets acquired as the Company has developed a preliminary mine plan for the acquired assets which includes a forecast of the expected production of the reserves and resources acquired.  Other assumptions included in the Company’s cash flow model such as the price of coal, discount rate, and adjustments for risk, represent market participant assumptions.

Securities and Exchange Commission
November 25, 2008

The Company believes that the information available to value the reserves and resources using the income approach is more reliable for the reserves and resources acquired than the reserves and resources transferred, and therefore the value of the reserves and resources acquired is more clearly evident than the value of those transferred.  In addition, the assets acquired include cash and a proportionately higher amount of reserves to resources, as compared to the assets transferred.  The value of the reserves and the cash are more clearly evident than resources based on the nature of the items.  The tons classified as reserves are supported by enough geological data to meet the classification requirements of the SEC rules, while the resources warrant further exploration work or are limited by property control or geological limitations.

The gain recorded by the Company was based on the fair value of the reserves and resources acquired of $21,152,540, cash received of $3,000,000, transfer of a reclamation liability on transferred permits of $414,560, and Advanced Minimum Royalties on acquired mineral rights totaling $40,000.  These items total the gain recorded of $24,607,100.  The reserves and resources transferred did not have cost basis as they were not assigned value at the time of the Company’s initial formation.  The reserves and resources were acquired from the Company’s predecessor when the Company was initially formed and were considered to have no value as they were not contiguous to other reserves to which the Company retained mining rights and the Company did not anticipate mining them.

Note 14 – Supplementary Guarantor Information, page 14

11.
We note that you elected to present the alternative “narrative” disclosure permitted by footnote 1 to Rule 3-l0(f) of Regulation S-X, rather than include the condensed consolidating financial statements, as you had done previously in your 2007 Form 10-K.  Please tell us whether you also addressed the additional disclosure requirements of Rule 3-10(i)(10) of Regulation S-X, which in turn requires that you address Rule 4-08(e)(3) of Regulation S-X, and, if so, how you concluded that no disclosure was necessary.

The Company believes that it has satisfied the disclosure requirements of Rule 3-10(i)(10) of Regulation S-X, including the requirements of Rule 4-08(e)(3).  ICG notes that Rule 4-08(e)(3) of Regulation S-X requires, generally, the disclosure of (i) the nature of any restrictions on the ability of subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances and (ii) the amounts of such restricted net assets for subsidiaries as of the end of the most recent fiscal year.

Securities and Exchange Commission
November 25, 2008

On page 14, the disclosure in Note 14 discusses that, other than for corporate related purposes or interest payments required by the Senior Notes due 2014 (the “Notes”) and Convertible Senior Notes due 2012, the Amended Credit Facility restricts the Guarantors’ abilities to make loans or pay dividends to the Company in excess of $25 million per year (or at all upon an event of default) and restricts the ability of the Company to pay dividends.  The Company does not expressly state, but will expand its disclosure in future filings to state that therefore all but $25 million of the subsidiaries’ assets are restricted assets.

Note 14 also discloses that the Company and Guarantors are subject to certain covenants under the indenture for the Notes and that under these covenants, the Company and Guarantors are subject to limitations on the incurrence of additional indebtedness, payment of dividends and the incurrence of liens, however, the indenture contains no restrictions on the ability of the Guarantors to pay dividends or make payments to the Company.

Accordingly, the Company believes it has provided the required disclosure.

Schedule 14A Filed April 11, 2008

Director Independence, page 7

12.	Please discuss whether you considered Ms. Wendy L. Teramoto’s relationship with WL Ross & Co. LLC in determining that she was an independent director.

Ms. Teramoto is a Senior Vice President of WL Ross & Co. LLC and Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC.  In determining the independence of each of the directors, the Nominating and Corporate Governance Committee and the Board of Directors determined that the fees for advisory services and the reimbursement of counsel fees paid to WL Ross & Co. LLC, as described in the 2008 Proxy Statement, do not impair Mr. Ross’s or Ms. Teramoto’s independence.  This determination was explicitly referenced with regard to Mr. Ross on page 8 of the 2008 Proxy Statement.  In future filings, the Company will provide explicit disclosure with respect to the relationships considered by the Board of Directors when determining the independence of Ms. Teramoto and each of the other directors.

Audit Committee, page 11

13.
We note the statement, “Ms. Bezik meets the NYSE and Securities and Exchange Commission standards of possessing accounting or related financial management expertise.”  If correct, please explicitly state that the Board of Directors has determined that Ms. Bezik is the audit committee financial expert.

Securities and Exchange Commission
November 25, 2008

ICG’s Board of Directors has determined that Ms. Bezik is the Company’s audit committee financial expert.  In future filings, ICG will provide an explicit statement regarding the Board of Directors’ determination regarding the identity of the Company’s audit committee financial expert(s).

Executive Compensation, page 15

14.
We note that the chief executive officer plays a significant role in compensation determinations.  Among other things, we note that he engages the compensation consultant, and analyzes relevant market data to determine base salary and annual base target bonus and to develop targets for short- and long-term incentive plans.  Please discuss how you can reconcile the CEO’s involvement in the compensation determinations with the Compensation Committee’s and Board of Directors’ fiduciary obligations to shareholders in determining the compensation of the named executive officers.  In this regard, we note that you represent that the Compensation Committee is an independent body.  We further note that the CEO is also a member of the Board of Directors.

The CEO played a significant role acting as a facilitator in connection with compensation determinations.  However, the Board (not including the CEO) is actively involved in monitoring the compensation information and takes responsibility for the decisions.  Although the Compensation Committee and the Board use input from the CEO, they use their independent judgment in their decisions and believe that they are fulfilling their fiduciary obligations to the shareholders.

The CEO acts as an intermediary for the Compensation Committee and retained the compensation consultant in the fall of 2007 at the direction of the Compensation Committee in response to the Committee’s request for review and potential modification of the Company’s equity compensation plan.  The consultant submitted a written report that was reviewed and discussed by the Compensation Committee at its meeting on November 7, 2007.  The Compensation Committee also discussed the report at the full Board meeting on November 8, 2008.  The Compensation Committee continued to discuss the report internally, resulting in a specified list of follow-up questions for, and requested information from, the consultant.  The CEO provided a written response to the Compensation Committee on February 22, 2008 based on discussions with the consultant and summarizing the outstanding issues.  The consultant updated its report and submitted it to the Compensation Committee which discussed it at its meeting on February 26, 2008.  The Compensation Committee discussed the report again on February 27, 2008 with the full Board.  The Compensation Committee and the Board use the expertise of the CEO in the coal industry with respect to compensation matters and facilitating the process, but the Compensation Committee closely scrutinizes the information and applies the experience and judgment of the Committee members in making the final decisions.  In light of the Staff’s comments, the Compensation Committee will continue to review its process and disclosure in the proxy, including clarifying the role of the CEO.

Securities and Exchange Commission
November 25, 2008

15.	Please disclose whether the Compensation Committee provides any instructions to the compensation consultant regarding the performance of its services.

For the 2007 fiscal year, the Compensation Committee discussed the parameters of the consultant’s services with the CEO and then, through the CEO and the General Counsel, asked for revisions to the compensation consultant’s report.  The Compensation Committee provided requests for additional information and specific questions for the consultant, which were relayed through ICG’s General Counsel.  Additional questions asked by the Compensation Committee of the consultant included inquiries into the award values for senior management compared to lower level employees, the reasoning supporting the use of a “tax gross-up” (which the Committee determined to eliminate in future awards) and the overall cost of the initially-proposed equity plan.  In future filings, ICG will provide additional disclosure in its Compensation Discussion and Analysis as to the Compensation Committee’s interaction with the compensation consultant, including a discussion of any material instructions provided by the Compensation Committee to the compensation consultant regarding the performance of its services.

16.	Please explicitly state whether or not the CEO provides any input regarding the determination of his own compensation.

The CEO does provide input into his own compensation as he participates in a self-assessment with the Compensations Committee.  This self-assessment includes a review of the CEO’s view of the accomplishment of his goals against actual performance.  In February 2007, the CEO discussed actual targets and goals with the Compensation Committee for the 2007 fiscal year.  As noted on page 17, the Company’s CEO voluntarily declined to have his bonus calculated in accordance with his employment contract for 2007 and, instead, elected to utilize the same performance-based methodology by which bonuses were calculated for the rest of the senior management team.  This voluntary election was at the CEO’s suggestion and resulted in a voluntary reduction in the amount of bonus that the Company paid to its CEO for 2007.  In future filings, ICG will provide additional disclosure in its Compensation Discussion and Analysis as to the CEO’s input regarding the determination of his own compensation.

17.
Please identify the companies comprising the compensation peer group.  Also disclose whether you aim your total compensation and each individual element of compensation to fall within a certain range of the compensation paid by the peer group, and disclose where in the range total compensation and each element of compensation for 2007 actually fell.

Securities and Exchange Commission
November 25, 2008

The Compensation Committee used the same peer group for comparison purposes as identified on page 15 of the proxy which consisted of Alliance Resource Partners LP, Alpha Natural Resources Inc., Arch Coal Inc., CONSOL Energy Inc., Foundation Coal Holding Inc., James River Coal Co., Massey Energy Co., and Westmoreland Coal Co.  The Company tries to remain competitive with the compensation peer group.  Compensation was generally determined to be competitive if it was within +/- 15% of the targeted competitive market rates.  The Compensation Committee reviewed each element and found ICG’s base salary levels to be competitive with the median of both the published survey market data and proxy information; total cash and total direct compensation levels fell between the 25th and 50th percentiles of the published survey data and the proxy data; and ICG’s maximum annual incentive award opportunities were found to be generally in line with the maximum competitive awards for payout levels between 150%-200% of targeted levels for superior performance.  In future filings, ICG will continue to disclose the companies that make up its compensation peer group, will provide a discussion of whether the Company aims total compensation and each individual element of compensation to fall within a certain range of compensation paid by the group and, if applicable, will disclose where in the range total compensation and each element of compensation actually fell for the applicable year.

Summary Compensation Table, page 23

18.
In future filings, please disclose the assumptions made in the valuation of the awarded common stock and options by reference to your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

In future filings, ICG will disclose the assumptions made in the valuation of awarded common stock and options either directly in the footnotes to the Summary Compensation Table or by cross-reference to its financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis included in its Annual Reports on Form 10-K.

Securities and Exchange Commission
November 25, 2008

Closing Comments

In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

We hope that the foregoing is responsive to your comments.  If you have any questions with respect to this letter, please feel free to contact the undersigned at (304) 760-2606.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Bradley W. Harris
Bradley W. Harris
Senior Vice President and Chief Financial Officer

Enclosures

cc:	Shannon Buskirk, Securities and Exchange Commission
Tracey L. McNeil, Securities and Exchange Commission
Roger L. Nicholson, Esq., International Coal Group, Inc.

Annex A

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management evaluates its estimates on an on-going basis. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from the estimates used. Our actual results have generally not differed materially from our estimates. However, we monitor such differences and, in the event that actual results differ significantly from those estimated, we disclose any related impact on our results of operations, financial position and cash flows. Note 2 to our audited consolidated financial statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following involve a higher degree of judgment or complexity:

Revenue Recognition

Coal revenues result from sales contracts (long-term coal agreements or purchase orders) with electric utilities, industrial companies or other coal-related organizations, primarily in the eastern United States. Revenue is recognized and recorded at the time of shipment or delivery to the customer, at fixed or determinable prices and the title or risk of loss has passed in accordance with the terms of the sales agreement. Under the typical terms of these agreements, risk of loss transfers to the customers at the mine or port, where coal is loaded to the rail, barge, truck or other transportation sources that deliver coal to its destination.

Freight and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.

Other revenues consist of equipment and parts sales, equipment rebuild and maintenance services, coal handling and processing, royalties, ash disposal services, coalbed methane sales, coal contract buydown income, contract mining and rental income. With respect to other revenues recognized in situations unrelated to the shipment of coal, we carefully review the facts and circumstances of each transaction and apply the relevant accounting literature as appropriate and do not recognize revenue until the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Advance payments received are deferred and recognized in revenue as coal is shipped or rental income is earned.

Coal sales revenues also result from the sale of broker coal produced by others. Revenue is recognized and recorded at the time of shipment or delivery to the customer, prices are fixed or determinable and the title or risk of loss has passed in accordance with the terms of the sale agreement. The revenues related to broker coal sales are included in coal sales revenues on a gross basis and the corresponding cost of the coal from the supplier is recorded in cost of coal sales in accordance with Emerging Issues Task Force (“EITF”) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Reclamation

Our asset retirement obligations arise from the Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. We record these reclamation obligations according to the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. Fair value of reclamation liabilities is determined based on the present value of the estimated future expenditures. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the assumptions used to estimate the liability do not materialize as expected or regulatory changes were to occur, reclamation costs or obligations to perform reclamation and mine closing activities could be materially different than currently estimated. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures and revisions to cost estimates and productivity assumptions to reflect current experience. At December 31, 2008, we had recorded asset retirement obligation liabilities of $XX million, including amounts reported as current liabilities. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2008, we estimate that the aggregate undiscounted cost of final mine closure is approximately $XX million.

Depreciation, Depletion and Amortization

Property, plant, equipment and mine development, which includes coal lands, are recorded at cost, which includes construction overhead and interest, where applicable. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred.

Coal land costs are depleted using the units-of-production method, based on estimated recoverable interest. The coal lands fair values are established by either using engineering studies or market values as established when coal lands are purchased on the open market. These values are then evaluated as to the number of recoverable tons contained in a particular mining area. Once the coal land values are established, and the number of recoverable tons contained in a particular coal land area is determined, a “units-of-production” depletion rate can be calculated. This rate is then utilized to calculate depletion expense for each period mining is conducted on a particular coal lands area.

Any uncertainty surrounding the application of the depletion policy is directly related to the assumptions as to the number of recoverable tons contained in a particular coal land area. The amount of compensation paid for the coal lands is a set amount; however, the “recoverable tons” contained in the coal land area are based on engineering estimates which can, and often do, change as the tons are mined. Any change in the number of “recoverable tons” contained in a coal land area will result in a change in the depletion rate and corresponding depletion expense. For the year ended December 31, 2008, we recorded $XX million of depletion expense.

Mine development costs are amortized using the units-of-production method, based on estimated recoverable tons in the same manner described above.

Other property, plant and equipment are depreciated using the straight-line method based on estimated useful lives.

Asset Impairments

We follow SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that projected future cash flows from use and disposition of assets be compared with the carrying amounts of those assets. When the sum of projected cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows or asset appraisals are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closing obligations are accelerated and the mine closing accrual is increased accordingly. To the extent it is determined asset carrying values will not be recoverable during a shorter mine life, a provision for such impairment is recognized. Recognition of an impairment will decrease asset values, increase operating expenses and decrease net income.

Postretirement Medical Benefits

Some of our subsidiaries have long- and short-term liabilities for postretirement benefit cost obligations. Detailed information related to these liabilities is included in the notes to our consolidated financial statements included elsewhere in this report. Liabilities for postretirement benefits are not funded. The liability is actuarially determined and we use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for postretirement benefits. The discount rate assumption reflects the rates available on high-quality fixed income debt instruments. The discount rate used to determine the net periodic benefit cost for postretirement medical benefits was X% for the year ended December 31, 2008. We make assumptions related to future trends for medical care costs in the estimates of retiree health care and work-related injury and illness obligations. The future health care cost trend rate represents the rate at which health care costs are expected to increase over the life of the plan. The health care cost trend rate assumptions are determined primarily based upon our historical rate of change in retiree health care costs. The postretirement expense in the operating period ended December 31, 2008 was based on an assumed heath care inflationary rate of X% in the operating period decreasing to X% in 2015, which represents the ultimate health care cost trend rate for the remainder of the plan life. A one-percentage point increase in the assumed ultimate health care cost trend rate would increase the service and interest cost components of the postretirement benefit expense for the year ended December 31, 2008 by $XX million and increase the accumulated postretirement benefit obligation at December 31, 2008 by $XX million. A one-percentage point decrease in the assumed ultimate health care cost trend rate would decrease the service and interest cost components of the postretirement benefit expense for the year ended December 31, 2008 by $XX million and decrease the accumulated postretirement benefit obligation at December 31, 2008 by $XX million. If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could differ materially from our current estimates. Additionally, regulatory changes could increase our requirement to satisfy these or additional obligations.

Workers’ Compensation

Workers’ compensation is a system by which individuals who sustain personal injuries due to job-related accidents are compensated for their disabilities, medical costs and, on some occasions, for the costs of their rehabilitation, and by which the survivors of workers who suffer fatal injuries receive compensation for lost financial support. The workers’ compensation laws are administered by state agencies with each state having its own rules and regulations regarding compensation that is owed to an employee who is injured in the course of employment or the beneficiary of an employee that suffers fatal injuries in the course of employment. Our operations are covered through a combination of participation in a state run program and insurance policies. Our estimates of these costs are adjusted based upon actuarially determined amounts using a discount rate of X% as of December 31, 2008. If we were to decrease our estimate of the discount rate to X%, the present value of our workers’ compensation liability would increase by approximately $XX million. If we were to increase our estimate of the discount rate to X%, the present value of our workers’ compensation liability would decrease by approximately $XX million. At December 31, 2008, we have recorded an accrual of $XX million for workers’ compensation benefits. Actual losses may differ from these estimates, which could increase or decrease our costs.

Coal Workers’ Pneumoconiosis

We are responsible under various federal statutes, and various states’ statutes, for the payment of medical and disability benefits to eligible employees resulting from occurrences of coal workers’ pneumoconiosis disease (black lung). Our operations are covered through a combination of participation in a state run program and insurance policies. We accrue for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Our estimates of these costs are adjusted based upon actuarially determined amounts using a discount rate of X% as of December 31, 2008. If we were to decrease our estimate of the discount rate to X%, the present value of our black lung benefit liability would increase by approximately $XX million. If we were to increase our estimate of the discount rate to X%, the present value of our workers’ compensation liability would decrease by approximately $XX million. At December 31, 2008, we have recorded an accrual of $XX million for black lung benefits. Individual losses in excess of $0.5 million at the state level and $0.5 million at the federal level are covered by our large deductible stop loss insurance. Actual losses may differ from these estimates, which could increase or decrease our costs.

Coal Industry Retiree Health Benefit Act of 1992

The Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act”) provides for the funding of health benefits for certain union retirees and their spouses or dependants. The Coal Act established the Combined Fund into which employers who are “signatory operators” and “related persons” are obligated to pay annual premiums for beneficiaries. The Coal Act also created a second benefit fund for miners who retired between July 21, 1992 and September 30, 1994 and whose former employers are no longer in business. Upon the consummation of the business combination with Anker, we assumed Anker’s Coal Act liabilities, which were estimated to be $XX million at December 31, 2008. Actual losses may differ from these estimates, which could increase or decrease our costs. Prior to the business combination with Anker, we did not have any liability under the Coal Act.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors including the expected level of future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record a change to the valuation allowance through income tax expense in the period the determination is made.

Goodwill

In our consolidated balance sheet as of December 31, 2008, we had $XX million in goodwill, which represents the excess of costs over fair value of certain assets acquired and the liabilities assumed from Horizon on September 30, 2004. We assigned the goodwill to certain of the acquired reporting units based on their estimated fair values. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill and intangible assets that are determined to have an indefinite useful life are not amortized, but instead must be tested for impairment at least annually, and more frequently if a triggering event occurs. We perform our impairment test as of October 31st each year. The goodwill impairment test consists of two steps. The first identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Fair value of a reporting unit is estimated using present value techniques, such as discounted cash flows of projected future operations developed by management or a weighting of income and market approaches. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not considered impaired and the second step is not necessary. If the carrying value of the reporting unit exceeds the fair value, the second step is necessary to measure the amount of impairment loss by comparing the implied fair value of goodwill with its carrying amount. Implied fair value of goodwill is determined as the amount that the fair value of the assets of a business unit exceeds their carrying value, excluding goodwill. Impairment loss is measured as the amount of the carrying value of goodwill that exceeds its implied fair value. We measured impairment at October 31, 2008 and recorded a loss of $XX million.